FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: Dan Suesskind
                          Chief Financial Officer
                          Teva Pharmaceutical Industries Ltd.
                          (011) 972-2-589-2840
                  George Barrett
                          President and CEO
                          Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                  Liraz Kalif / Kevin Mannix
                          Investor Relations
                          (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES GLOBAL IN-MARKET FOURTH QUARTER SALES OF ITS BLOCKBUSTER COPAXONE® INCREASED 24% TO $323 MILLION

ANNUAL SALES INCREASED 26% TO RECORD $1.18 BILLION

Jerusalem, Israel, January 30, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today, in conjunction with the release of the Sanofi-Aventis group's financial results, that global in-market sales of Copaxone® reached $323 million in the fourth quarter ended December 31, 2005, an increase of 24% over the comparable quarter of 2004. For the full year 2005, global in-market sales of Copaxone® reached an all-time high of $1,176 million, an increase of 26% over 2004.

U.S. sales in the fourth quarter 2005 increased 26% over the fourth quarter 2004 to $220 million. For the full year 2005, U.S. sales increased 25% to $782 million compared to last year.

According to IMS data in the US, Copaxone® continued to strengthen its position as market leader reaching an all time record of 34.3% in TRx share and 35.2% in NRx share in December 2005.

For the fourth quarter 2005, sales outside the U.S., mainly in Europe, increased by 19% over the comparable quarter of 2004, to $103 million. For the entire year, sales outside the U.S. increased by 27% to $394 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 30, 2006